United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 19, 2019

Jones Lang LaSalle Incorporated

(Exact name of registrant as specified in its charter)

Maryland	001-13145	36-4150422
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 East Randolph Drive, Chicago, IL		60601
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: 312-782-5800

Former name or former address, if changed since last report: Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	JLL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

Certain Litigation Relating to the Merger

As previously disclosed, on March 18, 2019, Jones Lang LaSalle Incorporated (“JLL”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with HFF, Inc. (“HFF”), JLL CM, Inc., a wholly owned subsidiary of JLL (“Merger Sub”), and JLL CMG, LLC, a wholly owned subsidiary of JLL (“Merger LLC”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into HFF, with HFF surviving the Merger as a wholly owned subsidiary of JLL (the “Merger”). The Merger Agreement also provides that, immediately following the effective time of the Merger, HFF, as the surviving corporation in the Merger, will merge with and into Merger LLC with Merger LLC surviving the subsequent merger (the “Subsequent Merger”, and, together with the Merger, the “Mergers”).

In connection with the Merger, on April 29, 2019, JLL filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on May 30, 2019 (the “Proxy Statement/Prospectus”), containing a proxy statement of HFF that also constitutes a prospectus of JLL.

A complaint styled as a putative class action captioned Stuart Strenger v. HFF, Inc., et al, No. 1:19-cv-05404 was filed in the United States District Court of the Southern District of New York naming members of the HFF board of directors as defendants. This complaint alleges that the Proxy Statement/Prospectus contained materially incomplete and misleading information in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), concerning the valuation analyses performed by and financial projections utilized by HFF’s financial advisor, Morgan Stanley & Co. LLC (“Morgan Stanley”) and the fees to be paid to Morgan Stanley.

JLL believes that this action is without merit, and that no further disclosure is required under applicable law. Nonetheless, to specifically moot the plaintiff’s claims, to avoid the risk of the litigation delaying or adversely affecting the Mergers and to minimize the expense of defending the Strenger matter, JLL and HFF are making supplemental disclosures (the “litigation-related supplemental disclosures”) related to the Mergers, as set forth herein. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth herein.

The litigation-related supplemental disclosures contained below should be read in conjunction with the Proxy Statement/Prospectus, which is available on the website maintained by the SEC at http://www.sec.gov, along with periodic reports and other information JLL files with the SEC. Nothing in the litigation-related supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the litigation-related supplemental disclosures set forth herein. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement/Prospectus, the information set forth herein shall supersede or supplement the information in the Proxy Statement/Prospectus. All page references are to pages in the Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement/Prospectus.

The litigation-related supplemental disclosures contained below will not affect the merger consideration to be paid to stockholders of HFF in connection with the Merger or the timing of the annual meeting of stockholders of HFF scheduled for July 1, 2019, at 8:00 a.m. local time, at One Victory Park, 2323 Victory Avenue, Suite 1200, Dallas, Texas 75219. On June 19, 2019, HFF filed a Current Report on Form 8-K containing the litigation-related supplemental disclosures and stating that the HFF board of directors unanimously recommends that HFF stockholders vote “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal, “FOR” the election of each of the HFF director nominees named in the Proxy Statement/Prospectus, “FOR” the HFF auditor proposal and “FOR” the HFF annual compensation advisory proposal.

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Supplemental Disclosures

The disclosure under the subsection captioned “Opinion of HFF’s Financial Advisor” is hereby amended and supplemented by replacing the table entitled “Selected Precedent Transactions” on page 132 of the Proxy Statement/Prospectus with the following. The modified text is underlined and bolded below:

Transaction Announcement Date	Acquiror	Target	Premium to Unaffected Share Price (1)
December 15, 2006	Apollo Global Management, LLC	Realogy Corporation	14.6%

October 30, 2006	CB Richard Ellis Group	Trammell Crow Co.	33.4%

February 17, 2003	CB Richard Ellis Group	Insignia Financial Group	16.7%

November 13, 2000	Blum Capital Partners LP	CB Richard Ellis Group	15.1	%(2)

(1)

Unless specified otherwise, “unaffected” share price represents the average stock price for the ten trading days ending five trading days prior to the announcement of the transaction, or leak of a potential transaction.

(2)	The CB Richard Ellis “unaffected” share price of $13.90 represents the closing share price on February 23, 2001, which is one trading day prior to the increased and final bid of $16.00 per share.

The disclosure under the subsection captioned “Other Information” is hereby amended and supplemented by replacing the sub-bullets under the third bullet on page 134 of the Proxy Statement/Prospectus with the following. The modified text is underlined and bolded below:

•

HFF: Based on this analysis and its professional judgment, Morgan Stanley derived reference ranges of multiples of AV / NTM Adjusted EBITDA and multiples of P / NTM Earnings. Morgan Stanley then applied these ranges to the relevant estimated metrics of HFF contained in the HFF Street Forecasts and the HFF Management Projections. Based on the number of outstanding shares of HFF common stock on a fully-diluted basis as of December 31, 2018 and after adjusting for the Special Dividend, Morgan Stanley observed the following implied per share equity value reference ranges for the HFF common stock (as compared to the estimated Merger Consideration of $49.03 (based on the closing price of the JLL common stock on March 15, 2019)):

Benchmark	5-Year Historical Average Ratio	Reference Range	Implied Value Per Share of HFF Common Stock
Historical AV / NTM Adjusted EBITDA	8.3x	7.3x – 9.3x	$36.89 – $45.42

Historical P / NTM Earnings	17.0x	15.0x – 19.0x	$42.88 – $54.32

•

JLL: Based on this analysis and its professional judgment, Morgan Stanley derived reference ranges of multiples of AV / NTM Adjusted EBITDA and multiples of P / NTM Earnings. Morgan Stanley then applied these ranges to the relevant estimated metrics of JLL contained in the JLL Street Forecasts. Based on the number of outstanding shares of JLL common stock on a fully-diluted basis as of December 31, 2018, Morgan Stanley observed the following implied per share equity value reference ranges for the JLL common stock (as compared to the closing price of the JLL common stock on March 15, 2019 of $162.11):

Benchmark	5-Year Historical Average Ratio	Reference Range	Implied Value Per Share of HFF Common Stock
Historical AV / NTM Adjusted EBITDA	9.6x	8.6x – 10.6x	$165.52 – $205.47

Historical P / NTM Earnings	15.2x	13.2x – 17.2x	$151.68 – $197.64

The disclosure under the subsection captioned “HFF Management Projections” is hereby amended and supplemented by replacing footnote 3 to the table entitled “HFF Management Projections (Prepared by HFF Management) (Unaudited) Fiscal Year Ending (Dollars in Millions, except per share data)” on page 226 of the Proxy Statement/Prospectus with the following. The modified text is underlined and bolded below.

(3)

Represents EBITDA adjusted to exclude stock-based compensation expense (resulting in an increase of $23.7 million, as compared to EBITDA), which is a non-cash charge, the initial recording of mortgage servicing rights that are acquired with no initial consideration and the inherent value of servicing rights (resulting in a decrease of $35.0 million, as compared to EBITDA), which are non-cash income amounts and increases or decreases in the payable under the tax receivable agreement (resulting in no adjustment made to EBITDA for the purposes of the HFF Management Projections), which represent changes in a liability recorded on HFF’s consolidated balance sheet determined by the ongoing remeasurement of related deferred tax assets and, therefore can be income or expense in HFF’s consolidated statement of income in any individual period.

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Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed solicitation material in respect of the proposed merger of HFF with a wholly owned subsidiary of JLL.

In connection with the proposed transaction between HFF and JLL on April 29, 2019, JLL filed with the SEC registration statement on Form S-4, as amended on May 30, 2019, containing a proxy statement of HFF that also constitutes a prospectus of JLL. The registration statement was declared effective by the SEC on May 31, 2019, and HFF commenced mailing the definitive proxy statement/prospectus to stockholders of HFF on or about June 3, 2019. INVESTORS AND SECURITY HOLDERS OF HFF AND JLL ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by HFF and JLL through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by JLL are available free of charge on JLL’s internet website at http://www.jll.com in the “Investor Relations” section. Copies of the documents filed with the SEC by HFF are available free of charge on HFF’s internet website at http://www.hfflp.com on the “Investor Relations” page or by contacting HFF’s Investor Relations Department in writing or calling as follows: Investor Relations, HFF, Inc., One Victory Park, 2323 Victory Avenue, Suite 1200, Dallas, Texas 75219, Telephone: (713) 852-3500, email: InvestorRelations@hfflp.com.

Certain Information Regarding Participants

HFF and JLL and their respective directors and executive officers, certain other members of their respective management and certain of their respective employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of JLL is set forth in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019, and its annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 26, 2019, each of which can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of HFF is set forth in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 31, 2019, and its annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019), each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed or to be filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond HFF’s and JLL’s control.

Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of HFF stockholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all); potential difficulties in JLL’s and HFF’s ability to retain employees as a result of the announcement and pendency of the proposed transaction; JLL’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of JLL’s shares to be issued in the proposed transaction; disruptions of HFF’s and JLL’s current plans, operations and relationships with customers and clients caused by the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against HFF and JLL following announcement of the proposed transaction; and other factors described in HFF’s annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, JLL’s annual report for the fiscal year ended December 31, 2018, which was filed with the SEC on February 26, 2019, and other filings made by HFF and JLL from time to time with the SEC. The factors described in such SEC filings include, without limitation: the effect of political, economic and market conditions and geopolitical events; the logistical and other challenges inherent in operating in numerous different countries; the actions and initiatives of current and potential competitors; the level and volatility of real estate prices, interest rates, currency values and other market indices; the outcome of pending litigation; and the impact of current, pending and future legislation and regulation.

It should also be noted that projected financial information for the combined businesses of HFF and JLL is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of HFF and JLL. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company decline following the proposed acquisition; legal proceedings are instituted against HFF, JLL or the combined company; HFF, JLL or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of HFF and JLL or on HFF’s and JLL’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of HFF or JLL. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or HFF or JLL, HFF’s or JLL’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.

You are cautioned not to rely on HFF’s or JLL’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from HFF’s or JLL’s projections. Except as otherwise required by law, neither HFF nor JLL is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this communication or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this communication, whether as a result of new information, future events or otherwise, as of any future date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 19, 2019
Jones Lang LaSalle Incorporated

By: /s/ Alan K. Tse
Name: Alan K. Tse
Title: Global Chief Legal Officer